SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 28, 2019

3.	Auditor’s opinion

	FY 2018	FY 2017
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2018	FY 2017
Total Assets	33,175,710,242,708	29,159,687,233,535
Total Liabilities	18,289,464,427,307	14,178,177,736,048
Total Shareholders’ Equity	14,886,245,815,401	14,981,509,497,484
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	24,336,570,894,923	27,790,215,889,137
Operating Income	92,890,993,922	2,461,618,169,136
Ordinary Income	(91,365,902,690)	2,332,631,739,384
Net Income	(179,443,032,794)	1,937,051,628,911
Total Shareholders’ Equity / Capital Stock	832.1%	837.4%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Assessment of impairment of non-current assets

As at December 31, 2018, goodwill amounts to ~~W~~104,311 million and has been allocated to the entire Group as one cash generating unit. Management performs impairment assessment of the Group by estimating the recoverable amount for the Group at each reporting period. As described in note 3(k)(ii) to the consolidated financial statements, an impairment loss for non-current assets is recognized if the carrying amount of the Group exceeds its recoverable amount.

The recoverable amount used in impairment testing as of December 31, 2018 is value in use, which is estimated based on the expected future cash flows including the estimates of revenue, operating expense and growth rate, and discount rate. Considering the significant degree of the judgment in estimating the value in use of the Group and the potential impact of the impairment on its consolidated financial statements, we identified the impairment of non-current assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls over the Group’s non-current assets impairment process.

•	Comparing the forecasts included in discounted cash flow forecasts prepared in prior year with the current year’s performance to assess the Group’s ability to accurately forecast.

•

Evaluating the key assumptions used to determine the value in use which included the estimated revenue, operating expenses and growth rate by comparison with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Engaging our internal valuation specialists to assist us in assessing the discount rate applied by comparison with our recalculated rate using market data.

•

Performing sensitivity analysis on the discount rate and terminal growth rate applied to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

(ii) Assessment of recoverability of deferred tax assets

As described in note 3 (r)(ii) to the consolidated financial statements, deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As at December 31, 2018, deferred tax assets of KRW 308,393 million are from tax credit carryforwards which are primarily related to Korea.

The determination of the recoverability of deferred tax assets is complex as it requires the exercise of management judgment in estimating future taxable income and the timing of utilization of tax credits. Considering that estimation contains certain judgmental assumptions about future taxable profits including the estimates of revenue and operating expense, which are inherently uncertain and involve significant degree of judgment, we identified the assessment of recoverability of deferred tax assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls relating to the Group’s deferred tax assets recoverability evaluation process.

•

Evaluating key inputs used to determine future taxable income, such as revenue and operating expense, by comparing with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Comparing the forecasts of taxable income and timing of utilization of tax credit in prior years to actual results to assess the Group’s ability to accurately forecast.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether theses consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Heon Chang Oh.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2019

This report is effective as of February 25, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017

Assets
Cash and cash equivalents	4, 26	~~W~~	2,365,022	2,602,560
Deposits in banks	4, 26		78,400	758,078
Trade accounts and notes receivable, net	5, 14, 26 28		2,829,163	4,325,120
Other accounts receivable, net	5, 26		169,313	164,827
Other current financial assets	6, 26		46,301	27,252
Inventories	7		2,691,203	2,350,084
Prepaid income taxes			4,516	3,854
Non-current assets held for sale	30		70,161	—
Other current assets	5		546,048	241,928

Total current assets			8,800,127	10,473,703

Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		113,989	122,507
Other non-current accounts receivable, net	5, 26		11,448	8,738
Other non-current financial assets	6, 26		144,214	59,836
Property, plant and equipment, net	9, 17		21,600,130	16,201,960
Intangible assets, net	10, 17		987,642	912,821
Deferred tax assets	24		1,136,166	985,352
Other non-current assets	5		381,983	394,759

Total non-current assets			24,375,583	18,685,984

Total assets		~~W~~	33,175,710	29,159,687

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	3,087,461	2,875,090
Current financial liabilities	11, 26		1,553,907	1,452,926
Other accounts payable	26		3,566,629	3,169,937
Accrued expenses			633,346	812,615
Income tax payable			105,900	321,978
Provisions	13		98,254	76,016
Advances received	14		834,010	194,129
Other current liabilities	13		74,976	75,991

Total current liabilities			9,954,483	8,978,682

Non-current financial liabilities	11, 26		7,030,628	4,150,192
Non-current provisions	13		32,764	28,312
Defined benefit liabilities, net	12		45,360	95,447
Long-term advances received	14		1,114,316	830,335
Deferred tax liabilities	24		15,087	24,646
Other non-current liabilities	13		96,826	70,563

Total non-current liabilities			8,334,981	5,199,495

Total liabilities			18,289,464	14,178,177

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,239,965	10,621,571
Reserves	15		(300,968)	(288,280)

Total equity attributable to owners of the Controlling Company			13,979,189	14,373,483

Non-controlling interests			907,057	608,027

Total equity			14,886,246	14,981,510

Total liabilities and equity		~~W~~	33,175,710	29,159,687

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share)	Note	2018		2017

Revenue	16, 17, 28	~~W~~	24,336,571	27,790,216
Cost of sales	7, 18, 28		(21,251,305)	(22,424,661)

Gross profit			3,085,266	5,365,555

Selling expenses	19		(832,963)	(994,483)
Administrative expenses	19		(938,214)	(696,022)
Research and development expenses			(1,221,198)	(1,213,432)

Operating profit			92,891	2,461,618

Finance income	22		254,131	279,019
Finance costs	22		(326,893)	(268,856)
Other non-operating income	21		1,003,038	1,081,746
Other non-operating expenses	21		(1,115,233)	(1,230,455)
Equity in income of equity accounted investees, net	8		700	9,560

Profit (loss) before income tax			(91,366)	2,332,632
Income tax expense	23		(88,077)	(395,580)

Profit (loss) for the year			(179,443)	1,937,052

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		5,690	(16,260)
Other comprehensive income from associates and joint ventrues			20	441
Related income tax	12, 23		(1,169)	9,259

			4,541	(6,560)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		(19,987)	(231,738)
Other comprehensive income from associates	23		37	905
			(19,950)	(230,833)

Other comprehensive loss for the year, net of income tax			(15,409)	(237,393)

Total comprehensive income (loss) for the period		~~W~~	(194,852)	1,699,659

Profit (loss) attributable to:
Owners of the Controlling Company			(207,239)	1,802,756
Non-controlling interests			27,796	134,296

Profit (loss) for the period		~~W~~	(179,443)	1,937,052

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(215,386)	1,596,394
Non-controlling interests			20,534	103,265

Total comprehensive income (loss) for the period		~~W~~	(194,852)	1,699,659

Earnings (loss) per share (In won)
Basic earnings (loss) per share	25	~~W~~	(579)	5,038

Diluted earnings (loss) per share	25	~~W~~	(579)	5,038

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)	—	(7,001)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(200,707)	(200,707)	(31,031)	(231,738)
Other comprehensive income (loss) from associates and joint ventures		—	—	441	905	1,346	—	1,346

Total other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

Total comprehensive income (loss) for the year	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521		4,521	—	4,521
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(12,725)	(12,725)	(7,262)	(19,987)
Other comprehensive income from associates		—	—	20	37	57	—	57

Total other comprehensive income (loss)		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

Total comprehensive income (loss) for the year	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017

Cash flows from operating activities:
Profit (loss) for the year		~~W~~	(179,443)	1,937,052
Adjustments for:
Income tax expense	23		88,077	395,580
Depreciation	9,18		3,123,659	2,791,883
Amortization of intangible assets	10,18		430,906	422,693
Gain on foreign currency translation			(84,643)	(187,558)
Loss on foreign currency translation			138,452	174,919
Expenses related to defined benefit plans	12,20		179,880	198,241
Gain on disposal of property, plant and equipment			(6,620)	(101,227)
Loss on disposal of property, plant and equipment			15,048	20,030
Impairment loss on disposal of property, plant and equipment			43,601	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	30
Impairment loss on intangible assets			82	1,809
Reversal of impairment loss on intangible assets			(348)	(35)
Warranty expenses			234,928	251,131
Finance income			(101,313)	(202,591)
Finance costs			173,975	142,591
Equity in income of equity method accounted investees, net	8		(700)	(9,560)
Other income			(3,310)	(16,812)
Other expenses			593	1,870

			4,232,028	3,882,686

Changes in
Trade accounts and notes receivable			1,304,963	484,592
Other accounts receivable			(56,870)	(3,004)
Inventories			(449,901)	(55,979)
Other current assets			(249,968)	180,844
Other non-current assets			(61,164)	(119,002)
Trade accounts and notes payable			267,358	113,590
Other accounts payable			(111,053)	106,930
Accrued expenses			(194,394)	181,509
Provisions			(217,984)	(210,973)
Other current liabilities			78,849	(585)
Defined benefit liabilities, net			(224,335)	(261,966)
Long-term advances received			948,276	1,020,470
Other non-current liabilities			24,510	5,974

			1,058,287	1,442,400
Cash generated from operating activities			5,110,872	7,262,138
Income taxes paid			(486,549)	(416,794)
Interests received			71,819	55,340
Interests paid			(212,019)	(136,483)

Net cash provided by operating activities		~~W~~	4,484,123	6,764,201

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017

Cash flows from investing activities:
Dividends received		~~W~~	5,272	8,639
Proceeds from withdrawal of deposits in banks			1,454,561	2,206,148
Increase in deposits in banks			(775,239)	(1,803,718)
Acquisition of financial assets at fair value through profit or loss			(431)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of available-for-sale financial assets			—	(273)
Proceeds from disposal of available-for-sale financial assets			—	917
Acquisition of investments in equity accounted investees			(14,732)	(20,309)
Proceeds from disposal of investments in equity accounted investees			4,527	13,128
Acquisition of property, plant and equipment			(7,942,210)	(6,592,435)
Proceeds from disposal of property, plant and equipment			142,088	160,252
Acquisition of intangible assets			(480,607)	(454,448)
Proceeds from disposal of intangible assets			960	1,674
Government grants received			1,210	1,859
Receipt from settlement of derivatives			2,026	2,592
Increase in short-term loans			(7,700)	—
Proceeds from collection of short-term loans			15,968	1,118
Increase in long-term loans			(36,580)	(13,930)
Decrease in deposits			4,136	4,272
Increase in deposits			(58,794)	(2,648)
Proceeds from disposal of emission rights			10,200	6,090

Net cash used in investing activities			(7,675,339)	(6,481,072)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			552,164	—
Repayments of short-term borrowings			(552,884)	(105,864)
Proceeds from issuance of bonds			828,169	497,959
Proceeds from long-term borrowings			3,882,958	1,195,415
Repayments of current portion of long-term borrowings and bonds			(1,859,098)	(544,731)
Capital contribution from non-controlling interests			331,603	4,300
Subsidiaries’ dividends distributed to non-controlling interests			(51,085)	(5,929)
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			2,952,919	862,242

Net increase (decrease) in cash and cash equivalents			(238,297)	1,145,371
Cash and cash equivalents at January 1			2,602,560	1,558,696
Effect of exchange rate fluctuations on cash held			759	(101,507)

Cash and cash equivalents at December 31		~~W~~	2,365,022	2,602,560

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2018, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2018, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2018, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2018, there are 20,890,926 ADSs outstanding.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2018

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 300
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and obtain technologies	USD 2
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	69%	December 31	July 11, 2018	Manufacture Display products	CNY 6,517
Money Market Trust(*4)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 24,501

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2018, Continued

(*1)	For the year ended December 31, 2018, the Controlling Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*2)

For the year ended December 31, 2018, the Controlling Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Controlling Company has a 100% equity interest of this subsidiary.

(*3)

For the year ended December 31, 2018, the Controlling Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Group has a 69% equity interest of this subsidiary.

(*4)	For the year ended December 31, 2018, the Controlling Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of December 31, 2018 is ~~W~~24,501 million.

~~W~~90,281 million and ~~W~~603,493 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2018 and 2017.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2018				2018
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,048,112	1,035,975	12,137	8,895,127	7,268
LG Display Germany GmbH		451,328	444,676	6,652	1,780,233	4,322
LG Display Japan Co., Ltd.		374,356	370,860	3,496	2,388,644	2,359
LG Display Taiwan Co., Ltd.		294,103	280,794	13,309	1,558,166	2,653
LG Display Nanjing Co., Ltd.		1,397,886	758,499	639,387	1,738,895	55,623
LG Display Shanghai Co., Ltd.		931,773	921,289	10,484	994,258	5,977
LG Display Poland Sp. z o.o.		165,079	5,308	159,771	38,437	249
LG Display Guangzhou Co., Ltd.		2,689,670	1,860,804	828,866	2,366,355	293,222
LG Display Shenzhen Co., Ltd.		50,337	43,636	6,701	1,370,364	3,386
LG Display Singapore Pte. Ltd.		152,768	149,405	3,363	1,099,288	2,471
L&T Display Technology (Fujian) Limited		293,025	231,955	61,070	1,156,111	(1,937)
LG Display Yantai Co., Ltd.		1,336,692	989,121	347,571	1,459,165	53,480
Nanumnuri Co., Ltd.		5,171	3,757	1,414	22,964	295
LG Display (China) Co., Ltd.		2,780,364	932,526	1,847,838	2,573,254	106,269
Unified Innovative Technology, LLC		4,898	3	4,895	—	(986)
LG Display Guangzhou Trading Co., Ltd.		485,800	483,502	2,298	807,536	1,266
Global OLED Technology, LLC		81,922	18,537	63,385	7,692	(5,232)
LG Display Vietnam Haiphong Co., Ltd.		2,342,774	1,963,922	378,852	871,755	60,923
Suzhou Lehui Display Co., Ltd		212,138	95,359	116,779	365,914	5,018
LG DISPLAY FUND I LLC		7	—	7	—	(2,242)
LG Display High-Tech (China) Co., Ltd.		3,258,830	2,208,244	1,050,586	—	(10,152)

	~~W~~	18,357,033	12,798,172	5,558,861	29,584,428	584,232

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2017				2017
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,805,429	1,801,175	4,254	11,000,647	268
LG Display Germany GmbH		245,128	244,041	1,087	2,484,558	263
LG Display Japan Co., Ltd.		519,989	517,559	2,430	1,846,424	1,441
LG Display Taiwan Co., Ltd.		450,202	439,753	10,449	1,699,164	2,303
LG Display Nanjing Co., Ltd.		690,353	101,291	589,062	527,566	45,649
LG Display Shanghai Co., Ltd.		723,893	719,200	4,693	1,334,361	3,288
LG Display Poland Sp. z o.o.		173,243	8,419	164,824	35,722	1,228
LG Display Guangzhou Co., Ltd.		1,864,870	1,321,134	543,736	2,544,600	143,402
LG Display Shenzhen Co., Ltd.		230,670	227,288	3,382	1,870,152	2,384
LG Display Singapore Pte. Ltd.		365,426	364,604	822	968,583	1,082
L&T Display Technology (Fujian) Limited		322,684	259,558	63,126	1,348,391	(6,912)
LG Display Yantai Co., Ltd.		1,239,341	944,190	295,151	2,212,055	102,017
Nanumnuri Co., Ltd.		5,659	4,540	1,119	21,530	109
LG Display (China) Co., Ltd.		3,395,779	1,473,781	1,921,998	2,922,116	458,940
Unified Innovative Technology, LLC		5,664	14	5,650	—	(1,025)
LG Display Guangzhou Trading Co., Ltd.		98,079	97,038	1,041	626,322	852
Global OLED Technology, LLC		79,429	13,616	65,813	8,160	(4,779)
LG Display Vietnam Haiphong Co., Ltd.		1,066,218	976,339	89,879	148,725	(14,543)
Suzhou Lehui Display Co., Ltd		202,661	90,123	112,538	408,797	3,721

	~~W~~	13,484,717	9,603,663	3,881,054	32,007,873	739,688

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 29, 2019, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2019.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (note 3(f))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(l) and13)

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets (note 24)

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially adopted K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

The Group has consistently applied the accounting policies to the consolidated financial statements for 2018 and 2017 except for the new amendments effective for annual period beginning January 1, 2018 as mentioned below.

(i) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Group has initially adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has used an exemption not to restate the consolidated financial statements for prior years with respects to transition requirements.

The followings describe the nature and impact on the significant changes in accounting policies from the adoption of K-IFRS No. 1109. There is no impact on the opening balance of retained earnings at January 1, 2018 resulting from the initial adoption of K-IFRS No. 1109.

Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 contains three principal classification categories for financial assets measured at: amortized cost, FVOCI and FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. K-IFRS No. 1109 eliminates the previous K-IFRS No. 1039 categories of held to maturity, loans and receivables and available for sale.

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities.

The adoption K-IFRS No. 1109 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments. The following table below explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	2,602,560	2,602,560	—
Deposits	Loans and receivables	Amortized cost		758,089	758,089	—
Trade receivables	Loans and receivables	Amortized cost		4,325,120	4,325,120	—
Other receivables	Loans and receivables	Amortized cost		173,565	173,565	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		4,980	4,980	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		79,552	79,552	—

Total financial assets			~~W~~	7,946,422	7,946,422	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

As a result of applying the new impairment model under K-IFRS No. 1109, as of January 1, 2018, there is no additional allowance for impairments recognized as compared with the impairment model under K-IFRS No. 1039.

Hedge Accounting

When initially applying K-IFRS No. 1109, the Group has elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 and as a result, there is no impact of applying K-IFRS No. 1109 on the consolidated financial statements as at January 1, 2018.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has initially adopted K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. The Group has adopted K-IFRS No.1115 using the cumulative effect method with the effect of initially applying this standard recognized at the date of initial application, January 1, 2018. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Group’s consolidated statement of financial position as of December 31, 2018 is as follows. There is no significant impact on the consolidated statement of comprehensive income and the cash flows for the year ended December 31, 2018.

(In millions of won)
Categories	As reported		Adjustments	Amounts without adoption of K-IFRS No. 1115
Current Assets
Other current assets	~~W~~	546,048	(7,489)	538,559
Current Liabilities
Provisions	~~W~~	98,254	(7,489)	90,765

(iii) K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the consolidated financial statements of the Group.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets or liabilities are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets: Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model: Policy applicable from January 1, 2018

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;.

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;.

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial asset to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from January 1, 2018

For the purpose of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

v) Financial assets: Policy applicable before January 1, 2018

The Group has classified financial assets into one of the following categories

•	loans and receivables

•	available-for-sale

•	at FVTPL

vi) Financial assets: subsequent measurement, gains and losses: Policy applicable before January 1, 2018

Financial assets at FVTPL	Measured at fair value and changes therein, including any interest or dividend income, were recognized in profit or loss.

Loans and receivables	Measured at amortized cost using the effective interest method.

Available-for-sale financial assets	Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognized in OCI and accumulated in the fair value reserves. When these assets were derecognized, the gain or loss accumulated in equity was classified to profit or loss.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continue to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2018, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

During the year ended December 31, 2018, the Group changed estimated useful lives of the mask and mold which had previously been classified as inventories. Based on the review of the accumulated historical usage information that became available, it is expected that the mask and mold will be used for the period exceeding one year. Accordingly, the Group changed useful lives of Mask and Mold to two years accounted for the change in accounting estimate and reclassified the mask and mold to property, plant and equipment from inventories. As a result of such change, the Group reclassified inventories amounting to ~~W~~111,456 million at the beginning of January 1, 2018 to property, plant, and equipment. The impact on the depreciation expense of the property, plant and equipment at the beginning of January 1, 2018 and newly acquired property, plant and equipment during the year ended December 31, 2018 are as follows:

(In millions of won)
Description	2018		2019	2020
Increase (decrease) in depreciation expense	~~W~~	(110,373)	58,364	52,009

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets: Policy applicable from January 1, 2018

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank securities for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses: Policy applicable from January 1, 2018

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. Credit losses are measured using the present value of a cash shortfall (the difference between the contractual cash flows and the expected contractual cash flows). The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets: Policy applicable from January 1, 2018

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties;

Presentation of loss allowance for ECL in the statement of financial position: Policy applicable from January 1, 2018

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off: Policy applicable from January 1, 2018

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering a financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Non-derivative financial assets: Policy applicable before January 1, 2018

Financial assets not classified as at FVTPL were assessed at each reporting date to determine whether there was objective evidence of impairment.

Objective evidence that financial assets were impaired included:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Group on terms that the Group would not consider otherwise

•	indications that a debtor or issuer would enter bankruptcy

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties

•	observable data indicating that there was measurable decrease in the expected cash flows from a group of financial assets.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For an investment in an equity instrument, objective evidence of impairment include a significant or prolonged decline in its fair value below its cost.

Financial assets at amortized cost	The Group considered evidence of impairment for these assets at both collective level and individual asset. All individual significant assets were individually assessed for impairment. Those found not to be impaired were then collectively assessed for any impairment that had been incurred but not yet individually identified. Assets that were not individually significant were collectively assessed for impairment. Collective assessment was carried out by grouping together assets with similar risk characteristics.
In assessing collective impairment, the Group used historical information on the timing of recoveries and the amount of loss incurred and made an adjustment if current economic and credit conditions were such that the actual losses were likely to be greater or lesser than suggested by historical trends.
An impairment loss was calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account.
For financial assets such as equity instruments which the carrying amount would be the cost, the impairment loss is the difference between the carrying value and the present value of estimated future cash receipts of a similar financial instruments discounted at current market rate. The impairment loss is recognized as profit and losses and would be not reversed as profit and losses.
Available-for-sale financial assets	For the financial assets classified as available-for-sale which its decrease in the fair value has been recognized as other comprehensive income, the loss which has been recognized as other comprehensive income would be reclassified from other comprehensive income to profit and losses less the amount already recognized as profit and losses.
If the fair value of an impaired available-for-sale debt security subsequently increased and the increase was related objectively to an event occurring after the impairment loss was recognized, then the impairment loss was reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale were not reversed through profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

(l)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions, Continued

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(m)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(n)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. The Group has initially applied K-IFRS 1115 from January 1, 2018 and recognized revenue according to the 5 stage revenue recognition model (①Identifying the contract g☐ Identifying performance obligation g☐ Determining transaction price g☐ Allocating the transaction price to performance obligation g☐ Recognition of revenue at performance of obligation). The Group generates revenue primarily from sales of display panels to customer. Product revenue is recognized when the customer obtains control over the products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customers.

The Group includes return option in the sales contract of display panels to its customers thus the consideration received from the customer is subject to change. The Group has recognized the expected return amount of gross revenue as warranty provision until previous financial year. After applying the K-IFRS 1115 “Revenue from contracts with customers”, the Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price some or all of an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

(p)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on the disposal of debt instruments measured at FVOCI, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(s)	Earnings Per Share

The Controlling Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2018, and the Group has not early adopted them.

(i) K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, Leases introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard—i.e lessors continue to classify leases as finance or operating leases.

The Group is assessing the potential impact on its consolidated financial statements resulting from the application of K-IFRS no.1116 and the actual impacts are determined based on the future economic environment at the date of initial recognition such as interest rate implicit in the lease, lease portfolio, certainty of exercising purchase option, the extent which the practical expedient and recognition exemption election to be utilized.

Previously, the Group recognized operating lease expense on a straight-line basis over the term of the lease. The nature of expenses related to those leases will now change because the Group will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

No significant impact is expected for the Group’s finance lease.

A lessee may apply the K-IFRS No.1116 to its leases either:

•	Retrospectively to each prior reporting period presented

•	Retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

A lessee shall apply the election consistently to all of its lease in which it is a lessee. The Group plans to apply K-IFRS No. 1116 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No. 1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

A lessee may use various practical expedients when applying K-IRFS No. 1116 retrospectively to leases previously classified as operating leases applying IAS 17. The Group is currently assessing the potential impacts when applying the practical expedients. The Group expects that additional amounts to be recognized as right-of-use assets and lease liabilities are not significant when practical expedient is applied.

(ii) Other standards

The following amended standards and interpretations are not expected to have a significant impact on the Group’s financial statements.

•	K-IFRS No. 2123, Uncertainty over Tax Treatments

•	K-IFRS No. 1109, Prepayment Features with Negative Compensation (Amendments to K-IFRS 1109)

•	K-IFRS No. 1028, Long-term Interests in Associates and Joint Ventures (Amendments to K-IFRS 1028)

•	K-IFRS No. 1019, Plan Amendment, Curtailment or Settlement (Amendments to K-IFRS 1019)

•	Amendments to References to Conceptual Framework in IFRS Standards.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,365,022	2,602,560
Deposits in banks
Time deposits	~~W~~	4,318	685,238
Restricted cash (*)		74,082	72,840

	~~W~~	78,400	758,078

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	2,443,433	3,360,649

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk- do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Trade, net	~~W~~	2,305,368	3,275,902
Due from related parties		523,795	1,049,218

	~~W~~	2,829,163	4,325,120

(b)	Other accounts receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	159,238	150,554
Accrued income		10,075	14,273

	~~W~~	169,313	164,827

Non-current assets
Long-term non-trade receivable		11,448	8,738

	~~W~~	180,761	173,565

Due from related parties included in other accounts receivable, as of December 31, 2018 and 2017 are ~~W~~39,092 million and ~~W~~10,821 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,807,598	177,689	(473)	(816)
Past due 1-15 days		21,558	3,148	(4)	(26)
Past due 16-30 days		454	441	—	(4)
Past due 31-60 days		30	96	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

(In millions of won)	December 31, 2017
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,323,465	173,493	(1,631)	(905)
Past due 1-15 days		2,652	488	(1)	(3)
Past due 16-30 days		631	65	—	(1)
Past due 31-60 days		—	208	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,326,752	174,876	(1,632)	(1,311)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,632	1,311	1,488	1,116
(Reversal of) bad debt expense		(1,155)	(30)	144	195

Balance at the reporting date	~~W~~	477	1,281	1,632	1,311

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	13,259	7,973
Prepaid expenses		89,110	83,626
Value added tax refundable		436,190	148,351
Emission rights		—	1,978
Right to recover returned goods(*)		7,489	—

	~~W~~	546,048	241,928

Non-current assets
Long-term prepaid expenses	~~W~~	381,983	394,759

(*)	As a result from the initial application of K-IFRS No. 1115, the Group recognized an asset for right to recover goods returned by the customer.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

6.	Other Financial Assets

(a)	Other financial assets as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	13,059
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	106
Financial asset carried at amortized cost
Deposits	~~W~~	17,020
Short-term loans		16,116

	~~W~~	46,301

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	4,598
Kyulux, Inc.		2,460
Fineeva Co., Ltd.		286
ARCH Venture Fund Vill, L.P.		6,337

	~~W~~	13,681

Convertible bonds	~~W~~	1,327
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	55
Financial asset carried at amortized cost
Deposits	~~W~~	74,103
Long-term loans		55,048

	~~W~~	144,214

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Deposits		10,480
Short-term loans		16,766

	~~W~~	27,252

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968
ARCH Venture Fund Vill, LP.		2,283

	~~W~~	4,980

Deposits	~~W~~	19,898
Long-term loans		32,408
Derivatives(*)		842

	~~W~~	59,836

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of December 31, 2018 and 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Finished goods	~~W~~	1,084,297	965,643
Work-in-process		856,388	748,592
Raw materials		554,720	344,997
Supplies		195,798	290,852

	~~W~~	2,691,203	2,350,084

For the years ended December 31, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	21,251,305	22,424,661
Including: inventory write-downs		313,180	206,127
Including: reversal and usage of inventory write downs		(206,127)	(204,123)

There were no significant reversals of inventory write-downs recognized during 2018 and 2017.

LG DISPLAY CO., LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2018 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2017
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~	47,823	40%	~~W~~	46,511
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13		4,166	13		2,887
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14		4,746	14		7,270
LB Gemini New Growth Fund No. 16 (*2)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	—		—	31		5,910
YAS Co., Ltd. (*4)	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15		16,308	15		15,888
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17		23,441	17		23,732
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10		—	10		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2017
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
CYNORA GmbH (*3)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%	~~W~~	8,668	14%	~~W~~	20,309
Material Science Co., Ltd. (*4)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10		3,346	—		—
Nanosys Inc. (*5)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4		5,491	—		—

						~~W~~	113,989		~~W~~	122,507

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20% as of December 31, 2018, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments in Equity Accounted Investees, Continued

(*1)

The Controlling Company recognized a reversal of impairment loss of ~~W~~802 million as finance income for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)

In 2018, the LB Gemini New Growth Fund No.16 (“the Fund”) which the Controlling Company was a member of a limited partnership, was approved to be dissolve at the general meeting and completed liquidation. In 2018, the Controlling Company received ~~W~~1,545 million in cash from the Fund and recognized ~~W~~385 million for the difference between the amount received and the carrying amount as finance cost.

(*3)

In 2018, the Controlling Company determined investments in CYNORA GmbH irrecoverable and accordingly recognized an impairment loss of ~~W~~11,641 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in CYNORA GmbH.

(*4)

In March 2018, the Controlling Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. In 2018, the Controlling Company assessed that the recoverability of the investment is uncertain. Accordingly, the Controlling Company recognized an impairment loss of ~~W~~671 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*5)

In May 2018, the Controlling Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. In 2018, the Controlling Company recognized an impairment loss of ~~W~~5,085 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc.

As of December 31, 2018, the market value for the Controlling Company’s investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~8,850 million, ~~W~~4,746 million, ~~W~~31,200 million and ~~W~~14,151 million, respectively.

Dividends received from equity method investees for the years ended December 31, 2018 and 2017 amounted to ~~W~~5,272 million and ~~W~~8,639 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2018 and 2017 of the significant associate is as follows:

(i)	Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2018		December 31, 2017
Total assets	~~W~~	194,021	193,584
Current assets		128,788	146,702
Non-current assets		65,233	46,882
Total liabilities		72,686	77,174
Current liabilities		66,797	71,973
Non-current liabilities		5,889	5,201
Revenue	~~W~~	384,144	408,846
Profit for the year		12,744	12,327
Other comprehensive income (loss)		2,612	(9,366)
Total comprehensive income		15,356	2,961

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2018 and 2017 is as follows:

(i)	As of December 31, 2018

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	121,335	40%	48,534	—	(711)	47,823

(ii)	As of December 31, 2017

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	116,410	40%	46,564	—	(53)	46,511

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2018 and 2017 is as follows:

(i)	As of December 31, 2018

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,166	(3,739)	(988)	(4,727)

(ii)	As of December 31, 2017

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	75,996	3,943	5,093	9,036

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	46,511	—	(4,172)	4,439	1,045	—	47,823
	Others		75,996	12,592	(1,100)	(3,739)	(988)	(16,595)	66,166

		~~W~~	122,507	12,592	(5,272)	700	57	(16,595)	113,989

(In millions of won)
		2017
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	52,750	—	(8,109)	5,617	(3,747)	—	46,511
	Others		119,933	(48,209)	(530)	3,943	5,093	(4,234)	75,996

		~~W~~	172,683	(48,209)	(8,639)	9,560	1,346	(4,234)	122,507

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330
Accumulated depreciation as of January 1, 2018		—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)
Accumulated impairment loss as of January 1, 2018		—	(1,757)	(2,290)	—	—	—	(4,047)

Book value as of January 1, 2018	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960
Additions		—	—	—	—	8,605,551	—	8,605,551
Depreciation		—	(318,311)	(2,568,335)	(67,274)	—	(169,739)	(3,123,659)
Disposals		(15)	(161)	(112,752)	(311)	—	(2,971)	(116,210)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	55,430	1,959,645	68,177	(2,357,412)	380,278	107,450
Effect of movements in exchange rates		—	9,809	14,520	359	15,010	312	40,010
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)
Reclassification to assets held-for-sale		—	(69,758)	(1)	(37)	—	(365)	(70,161)

Book value as of December 31, 2018	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	264,237	21,600,130

Acquisition cost as of December 31, 2018	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	633,220	60,518,509

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,991,445)	(34,817,982)	(692,372)	—	(368,893)	(38,870,782)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	(1,706)	(28,001)	—	(17,890)	—	(47,597)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391
Accumulated depreciation as of January 1, 2017		—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)
Accumulated impairment loss as of January 1, 2017		—	(1,651)	(2,290)	—	—	—	(3,941)

Book value as of January 1, 2017	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449
Additions		—	—	—	—	7,272,476	—	7,272,476
Depreciation		—	(295,045)	(2,416,202)	(66,963)	—	(13,673)	(2,791,883)
Disposals		(1,042)	(7,206)	(75,275)	(52)	—	(3,133)	(86,708)
Others (*2)		69	339,640	3,825,155	87,186	(4,270,210)	18,160	—
Effect of movements in exchange rates		—	(63,222)	(140,306)	(3,087)	(14,213)	(687)	(221,515)
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960

Acquisition cost as of December 31, 2017	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	(1,757)	(2,290)	—	—	—	(4,047)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Capitalized borrowing costs	~~W~~	146,607	47,686
Capitalization rate		2.80%	1.92%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290
Accumulated amortization as of January 1, 2018		(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		24,596	—	2,844	—	100,820	—	—	—	—	128,260
Amortization (*1)		(43,437)	(80,159)	—	(302,685)	—	(3,517)	(1,107)	—	(1)	(430,906)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	95,028	449	—	(95,028)	—	—	—	—	449
Effect of movements in exchange rates		1,896	1,240	1	—	238	—	—	1,263	—	4,638

Book value as of December 31, 2018	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642

Acquisition cost as of December 31, 2018	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102

Accumulated amortization as of December 31, 2018	~~W~~	(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will(*2)	Others (*3)	Total
Acquisition cost as of January 1, 2017	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991
Accumulated amortization as of January 1, 2017		(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937
Additions - internally developed		—	—	—	336,207	—	—	—	—	—	336,207
Additions - external purchases		22,746	—	4,819	—	108,761	—	—	—	—	136,326
Amortization (*1)		(42,195)	(78,939)	—	(295,787)	—	(4,659)	(1,108)	—	(5)	(422,693)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	98,989	—	—	(98,989)	—	—	(3,218)	—	(3,218)
Effect of movements in exchange rates		(19,847)	(4,332)	(6)	—	2,423	—	—	(3,806)	—	(25,568)

Book value as of December 31, 2017	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821

Acquisition cost as of December 31, 2017	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290

Accumulated amortization as of December 31, 2017	~~W~~	(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)

As of December 31, 2017, the book value of goodwill decreased by ~~W~~3,218 million as the Group completed the fair value measurement of land use right, acquired from business combination during the year ended December 31, 2016.

(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(c)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2018 and 2017 are as follows:

(i)	As of December 31, 2018

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

	Sub-Total	~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

	Sub-Total	~~W~~	216,509

Total		~~W~~	366,910

(ii) As of December 31, 2017
(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222	—
	TV		30,670	—
	Notebook		2,356	—
	Others		4,347	—

	Sub-Total	~~W~~	154,595

Total		~~W~~	296,760

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current
Current portion of long-term borrowings and bonds	~~W~~	1,553,907	1,452,926

	~~W~~	1,553,907	1,452,926

Non-current
Won denominated borrowings	~~W~~	2,700,608	1,251,258
Foreign currency denominated borrowings		2,531,663	1,392,931
Bonds		1,772,599	1,506,003
Derivatives(*)		25,758	—

	~~W~~	7,030,628	4,150,192

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

(b)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Woori Bank	3-year Korean Treasury Bond rate - 2.75	~~W~~	1,259	1,922
Shinhan Bank	—		—	200,000
Korea Development Bank and others	CD rate (91days) + 0.64, 2.43~3.25		2,850,000	1,250,000
Less current portion of long-term borrowings			(150,651)	(200,664)

		~~W~~	2,700,608	1,251,258

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2018 (%)(*)	December 31, 2018		December 31, 2017
The Export-Import Bank of Korea	3ML+0.75~1.70	~~W~~	955,975	755,337
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: PBOC*(0.90~1.05)		2,419,286	1,385,097

Foreign currency equivalent			USD 2,262	USD 1,500
			CNY 5,198	CNY 3,263
Less current portion of long-term borrowings		~~W~~	(843,598)	(747,503)

		~~W~~	2,531,663	1,392,931

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents People’s Bank of China.

(d)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Won denominated bonds (*1)
Publicly issued bonds	March 2018 ~ October 2022	1.80~3.45	~~W~~	1,900,000	2,015,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000	—
Less discount on bonds				(3,949)	(4,238)
Less current portion				(559,658)	(504,759)

			~~W~~	1,446,393	1,506,003

Foreign currency denominated bond (*2)
Publicly issued bond	November 2021	3.88	~~W~~	335,430	—
Foreign currency equivalent				USD 300	—
Less discount on bonds				(9,224)	—
				326,206	—

			~~W~~	1,772,599	1,506,003

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bond is to be repaid at maturity and interests are paid semi-annually.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,595,423	1,562,424
Fair value of plan assets		(1,550,063)	(1,466,977)

	~~W~~	45,360	95,447

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Opening defined benefit obligations	~~W~~	1,562,424	1,401,396
Current service cost		204,668	195,850
Past service cost		(25,749)	—
Interest cost		49,145	40,844
Remeasurements (before tax)		(27,885)	(114)
Benefit payments		(88,562)	(76,011)
Transfers from (to) related parties		(4,217)	534
Curtailment of plans		(74,459)	—
Others		58	(75)

Closing defined benefit obligations	~~W~~	1,595,423	1,562,424

Weighted average remaining maturity of defined benefit obligations as of December 31, 2018 and 2017 are 14.4 years and 14.0 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Opening fair value of plan assets	~~W~~	1,466,977	1,258,409
Expected return on plan assets		48,184	38,453
Remeasurements (before tax)		(22,195)	(16,374)
Contributions by employer directly to plan assets		212,224	250,998
Benefit payments		(80,690)	(64,509)
Curtailment of plans		(74,437)	—

Closing fair value of plan assets	~~W~~	1,550,063	1,466,977

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,550,063	1,466,977

As of December 31, 2018, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2019 is ~~W~~63,688 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Current service cost	~~W~~	204,668	195,850
Past service cost		(25,749)	—
Net interest cost		961	2,391

	~~W~~	179,880	198,241

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2018		2017
Cost of sales	~~W~~	134,879	158,418
Selling expenses		11,045	11,114
Administrative expenses		19,472	16,287
Research and development expenses		14,484	12,422

	~~W~~	179,880	198,241

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Balance at January 1	~~W~~	(170,510)	(163,950)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		56,225	(48,890)
Demographic assumptions		(15,379)	(7,702)
Financial assumptions		(12,961)	56,706
Return on plan assets		(22,195)	(16,374)
Share of associates regarding remeasurements		20	441

	~~W~~	5,710	(15,819)

Income tax	~~W~~	(1,169)	9,259

Balance at December 31	~~W~~	(165,969)	(170,510)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued,

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2018	December 31, 2017
Expected rate of salary increase	4.3%	4.7%
Discount rate for defined benefit obligations	2.8%	3.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2018		December 31, 2017
Teens	Males Females	0.01 0.00	% %	0.01 0.00	% %
Twenties	Males Females	0.01 0.00	% %	0.01 0.00	% %
Thirties	Males Females	0.01 0.01	% %	0.01 0.01	% %
Forties	Males Females	0.03 0.02	% %	0.03 0.02	% %
Fifties	Males Females	0.05 0.02	% %	0.05 0.02	% %

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2018:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(199,750)	241,608
Expected rate of salary increase		236,002	(199,363)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	102,450	1,835	104,328

Adjustment from adoption of K-IFRS No. 1115		—	—	9,789	9,789
Additions (reversals)		—	234,928	(2,694)	232,234
Usage		(43)	(215,290)	—	(215,333)

Balance at December 31, 2018	~~W~~	—	122,088	8,930	131,018

Current	~~W~~	—	89,324	8,930	98,254
Non-current	~~W~~	—	32,764	—	32,764

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	30,970	63,766
Unearned revenues		43,841	12,225

Security deposits		165	—

	~~W~~	74,976	72,991

Non-current liabilities
Long-term accrued expenses	~~W~~	80,817	70,561
Long-term other accounts payable		3,103	2
Long-term unearned revenue		2,116	—
Security deposits		10,790	—

	~~W~~	96,826	70,563

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. The Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement with Argos in November 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,670 million (~~W~~1,867,227 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned above, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 90,000	90,000	—	—
		USD 25	27,953	USD 12	13,286
	Sumitomo Mitsui Banking Corporation	USD 20	22,362	—	—
		KRW 130,000	130,000	KRW 36,089	36,089
	Bank of Tokyo-Mitsubishi UFJ	USD 40	44,724	USD 40	44,516
	BNP Paribas	USD 200	223,620	USD 12	13,630
	ING Bank	USD 150	167,715	USD 31	35,554

		USD 435		USD 95
		KRW 220,000	706,374	KRW 36,089	143,075

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	335,430	USD 209	233,364

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 52	58,141	USD 9	10,063
	Austrailia and New Zealand Banking Group Ltd	USD 70	78,267	USD 52	58,142
	Taishin International Bank	USD 289	323,131	USD 86	96,157

LG Display Germany GmbH	Citibank	USD 160	178,896	—	—
	BNP Paribas	USD 75	83,858	USD 75	83,767

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD 400	447,240	USD 230	257,164
	Standard Chartered Bank	USD 600	670,860	USD 515	575,823
	Sumitomo Mitsui Banking Corporation	USD 80	89,448	USD 67	74,915

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 20	22,362	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	—	—	—	—

		USD 2,046	2,287,633	USD 1,243	1,389,395

		USD 2,481		USD 1,338
		KRW 220,000	2,994,007	KRW 36,089	1,532,470

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2018, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,543 million) with KEB Hana Bank, USD 80 million (~~W~~89,448 million) with Bank of China and USD 50 million (~~W~~9,504 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~341,929 million) from Korea Development Bank for foreign currency denominated bonds and USD 8.5 million (~~W~~9,504 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY1,711 million (~~W~~278,401 million), JPY 900 million (~~W~~9,119 million), EUR 2.5 million (~~W~~3,198 million), VND 40,498 million (~~W~~1,952 million), USD 0.5 million (~~W~~559 million), PLN 0.1 million (~~W~~30 million) and, respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2018, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2018, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,475 million (~~W~~1,649,198 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter.

The Controlling Company received payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank loan amounting to USD 240 million (~~W~~268,093 million) from China Construction Bank, as of December 31, 2018, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~146,262 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2018.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Foreign currency translation differences for foreign operations	~~W~~	(272,474)	(259,749)
Other comprehensive loss from associates (excluding remeasurements of net defined benefit liabilities)		(28,494)	(28,531)

	~~W~~	(300,968)	(288,280)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Capital and Reserves, Continued

(b)	Reserves, Continued

The movement in reserves for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2017	~~W~~	(59,042)	(29,436)	(88,478)
Change in reserves		(200,707)	905	(199,802)
December 31, 2017		(259,749)	(28,531)	(288,280)
January 1, 2018		(259,749)	(28,531)	(288,280)
Change in reserves		(12,725)	37	(12,688)
December 31, 2018		(272,474)	(28,494)	(300,968)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Revenue

Details of revenue for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017

Sales of goods	~~W~~	24,293,798	27,745,047
Royalties		17,513	20,175
Others		25,260	24,994

	~~W~~	24,336,571	27,790,216

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2018 and 2017.

(a)	Revenue by geography

(In millions of won)
Region	2018		2017
Domestic	~~W~~	1,589,452	1,996,183
Foreign
China		15,242,533	18,090,974
Asia (excluding China)		2,481,112	2,383,390
United States		2,462,918	2,724,714
Europe (excluding Poland)		1,496,138	1,433,126
Poland		1,064,418	1,161,829

	~~W~~	22,747,119	25,794,033

	~~W~~	24,336,571	27,790,216

Sales to Company A and Company B amount to ~~W~~7,262,255 million and ~~W~~5,171,354 million, respectively, for the year ended December 31, 2018 (2017: ~~W~~9,027,165 million and ~~W~~6,511,961 million). The Group’s top ten end-brand customers together accounted for 77% of sales for the year ended December 31, 2018 (2017: 81%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2018			December 31, 2017
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,984,688	816,808	12,487,111	731,373
Foreign
China		5,049,216	12,332	2,929,739	17,244
Others		1,566,226	158,502	785,110	164,204

	~~W~~	6,615,442	170,834	3,714,849	181,448

	~~W~~	21,600,130	987,642	16,201,960	912,821

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
	2018		2017
Televisions	~~W~~	9,727,260	11,717,982
Desktop monitors		4,040,025	4,393,482
Tablet products		1,990,766	2,369,634
Notebook computers		2,836,888	2,244,088
Mobile and others		5,741,632	7,065,030

	~~W~~	24,336,571	27,790,216

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Changes in inventories	~~W~~	(341,120)	(62,299)
Purchases of raw materials, merchandise and others		12,863,812	13,548,848
Depreciation and amortization		3,554,565	3,214,576
Outsourcing fees		825,393	771,697
Labor costs		3,222,110	3,258,427
Supplies and others		1,010,352	1,239,915
Utility		899,075	865,347
Fees and commissions		722,134	692,125
Shipping costs		240,288	249,820
Advertising		112,400	236,440
Warranty expenses		234,928	251,131
Travel		104,009	92,976
Taxes and dues		123,210	91,806
Others		757,673	919,051

	~~W~~	24,328,829	25,369,860

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries(*1)	~~W~~	500,610	327,288
Expenses related to defined benefit plans(*2)		30,724	27,401
Other employee benefits		90,348	94,740
Shipping costs		200,434	214,866
Fees and commissions		221,050	197,070
Depreciation		174,575	138,711
Taxes and dues		65,621	46,317
Advertising		112,400	236,440
Warranty expenses		234,928	251,131
Rent		26,691	26,711
Insurance		11,584	12,459
Travel		24,659	27,879
Training		13,309	16,311
Others		64,244	73,181

	~~W~~	1,771,177	1,690,505

(*1)	The expense related to retirement allowance for the year ended December 31, 2018 is ~~W~~184,941 million.

(*2)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~111 million.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017

Salaries and wages	~~W~~	2,720,014	2,704,217
Other employee benefits		500,169	483,704
Contributions to National Pension plan		75,668	73,061
Expenses related to defined benefit plan and defined contribution plan(*)		180,737	198,241

	~~W~~	3,476,588	3,459,223

(*)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~857 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017

Foreign currency gain	~~W~~	970,306	969,425
Gain on disposal of property, plant and equipment		6,620	101,227
Gain on disposal of intangible assets		239	308
Reversal of impairment loss on intangible assets		348	35
Rental income		3,584	2,212
Others		21,941	8,539

	~~W~~	1,003,038	1,081,746

(b)	Details of other non-operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency loss	~~W~~	1,030,084	1,189,193
Other bad debt expenses		4	1,798
Loss on disposal of property, plant and equipment		15,048	20,030
Impairment loss on property, plant, and equipment		43,601	—
Loss on disposal of intangible assets		—	30
Impairment loss on intangible assets		82	1,809
Donations		7,698	17,152
Expenses related to legal proceedings or claims and others		18,716	443

	~~W~~	1,115,233	1,230,455

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017

Finance income
Interest income	~~W~~	69,020	60,106
Foreign currency gain		160,989	210,890
Gain on disposal of investments in equity accounted investees		—	3,669
Reversal of impairment loss of investments in equity accounted investees		802	—
Gain on transaction of derivatives		2,075	3,106
Gain on valuation of derivatives		13,059	1,070
Gain on disposal of available-for-sale financial assets		—	8
Gain on valuation of financial asset at fair value through profit or loss		8,186	170

	~~W~~	254,131	279,019

Finance costs
Interest expense	~~W~~	80,517	90,538
Foreign currency loss		184,309	126,642
Loss on disposal of investments in equity accounted investees		595	42,112
Loss on impairment of investments in equity accounted investees		17,397	4,234
Loss on impairment of available-for-sale financial assets		—	1,948
Loss on valuation of financial asset at fair value through profit or loss		225	—
Loss on sale of trade accounts and notes receivable		13,361	784
Loss on transaction of derivatives		49	514
Loss on valuation of derivatives		26,600	—
Others		3,840	2,084

	~~W~~	326,893	268,856

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency translation differences for foreign operations	~~W~~	(19,987)	(231,738)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(19,987)	(231,738)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Current tax expense
Current year		167,394	512,123
Adjustment for prior years		82,225	—

	~~W~~	249,619	512,123

Deferred tax expense (benefit)
Origination and reversal of temporary differences		(226,360)	(104,835)
Change in unrecognized deferred tax assets		64,818	(11,708)

	~~W~~	(161,542)	(116,543)

Income tax expense	~~W~~	88,077	395,580

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018				2017
	Before tax		Tax benefit	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)		5,690	(1,169)	4,521	(16,260)	9,259	(7,001)
Foreign currency translation differences for foreign operations		(19,987)	—	(19,987)	(231,738)	—	(231,738)
Change in equity of equity method investee		57	—	57	1,346	—	1,346

	~~W~~	(14,240)	(1,169)	(15,409)	(246,652)	9,259	(237,393)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)	2018			2017
Profit (loss) for the year		~~W~~	(179,443)		1,937,052
Income tax expense			88,077		395,580

Profit (loss) before income tax			(91,366)		2,332,632

Income tax expense using the statutory tax rate of each country	(33.60%)		30,695	28.54%	665,733
Non-deductible expenses	(40.07%)		36,608	2.72%	63,416
Tax credits	117.27%		(107,146)	(10.64%)	(248,191)
Change in unrecognized deferred tax assets	(70.94%)		64,818	(0.50%)	(11,708)
Adjustment for prior years	(90.00%)		82,225	—	—
Effect on change in tax rate (Note 24(d))	15.68%		(14,326)	(3.10%)	(72,376)
Others	5.25%		(4,797)	(0.06%)	(1,294)

Actual income tax expense		~~W~~	88,077		395,580

Actual effective tax rate			(* )		16.96%

(*)	Actual effective tax rate are not calculated due to loss before income tax.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2018, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~85,368 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2018, the Controlling Company recognized deferred tax assets of ~~W~~308,393 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	29,770	—	58,391	91,862

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Other accounts receivable, net	~~W~~	—	—	(1,013)	(1,441)	(1,013)	(1,441)
Inventories, net		60,606	34,550	—	—	60,606	34,550
Defined benefit liabilities, net		—	2,375	—	—	—	2,375
Unrealized gain or loss and others		13,404	29,061	—	—	13,404	29,061
Accrued expenses		126,072	183,903	—	—	126,072	183,903
Property, plant and equipment		445,721	409,928	(1,495)	—	444,226	409,928
Intangible assets		3,468	3,457	(14,588)	(24,646)	(11,120)	(21,189)
Provisions		32,468	27,018	—	—	32,468	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		20,850	27,562	(7,665)	—	13,185	27,562
Tax loss carryforwards		134,845	—	—	—	134,845	—
Tax credit carryforwards		308,393	268,926	—	—	308,393	268,926

Deferred tax assets (liabilities)	~~W~~	1,145,840	986,793	(24,761)	(26,087)	1,121,079	960,706

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	January 1, 2017		Profit or loss	Other compre- hensive income (loss)	December 31, 2017	Profit or loss	Other compre- hensive income	December 31, 2018
Other accounts receivable, net	~~W~~	(1,190)	(251)	—	(1,441)	428	—	(1,013)
Inventories, net		35,771	(1,221)	—	34,550	26,056	—	60,606
Defined benefit liabilities, net		10,817	(17,701)	9,259	2,375	(1,206)	(1,169)	—
Subsidiaries and associates		34,777	(5,716)	—	29,061	(15,657)	—	13,404
Accrued expenses		122,998	60,905	—	183,903	(57,831)	—	126,072
Property, plant and equipment		338,860	71,068	—	409,928	34,298	—	444,226
Intangible assets		(31,027)	9,838	—	(21,189)	10,069	—	(11,120)
Provisions		15,051	11,967	—	27,018	5,450	—	32,468
Gain or loss on foreign currency translation, net		11	2	—	13	—	—	13
Others		21,435	6,127	—	27,562	(14,377)	—	13,185
Tax loss carryforwards		—	—			134,845	—	134,845
Tax credit carryforwards		287,400	(18,474)	—	268,926	39,467	—	308,393

Deferred tax assets (liabilities)	~~W~~	834,903	116,544	9,259	960,706	161,542	(1,169)	1,121,079

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2017. During the year ended December 31, 2017, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Deferred taxes as of December 31, 2018 and December 31, 2017 have been measured using the applicable tax rates from the amendment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

25.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2018 and 2017 are as follows:

(In won and No. of shares)	2018		2017
Profit (loss) attributable to owners of the Controlling Company	~~W~~	(207,239,484,774)	1,802,756,119,275
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(579)	5,038

For the years ended December 31, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the years ended December 31, 2018 and 2017 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency Risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. The Group entered into a currency swap contract to hedge currency risk with respect to foreign currency borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(i)	Currency Risk, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2018
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivable	21	852	201	3	4		23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Borrowings	(2,571)	—	(5,198)	—	—	—	—

Aggregate notional amounts in financial position	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency swap contracts	780	—	—	—	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

(In millions)	December 31, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Borrowings	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(i)	Currency Risk, Continued

i)	Exposure to currency risk, Continued

Average exchange rates applied for the years ended December 31, 2018 and 2017 and the exchange rates at December 31, 2018 and December 31, 2017 are as follows:

(In won)	Average rate			Reporting date spot rate
	2018		2017	December 31, 2018	December 31, 2017
USD	~~W~~	1,100.21	1,131.08	1,118.10	1,071.40
JPY		9.96	10.09	10.13	9.49
CNY		166.41	167.52	162.76	163.65
TWD		36.51	37.16	36.58	35.92
EUR		1,298.53	1,277.01	1,279.16	1,279.25
PLN		304.87	299.98	297.33	306.07
VND		0.0478	0.0498	0.0482	0.0472

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2018 and 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2018			December 31, 2017
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(46,136)	38,725	50,040	91,238
JPY (5 percent weakening)		(12,060)	(10,497)	(10,294)	(9,141)
CNY (5 percent weakening)		41,779	318	13,212	(6,396)
TWD (5 percent weakening)		413	1	23	1
EUR (5 percent weakening)		1,197	390	16	594
PLN (5 percent weakening)		3,451	(236)	2,515	(120)
VND (5 percent weakening)		273	273	(4,445)	—

A stronger won against the above currencies as of December 31, 2018 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(ii)	Interest Rate Risk

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	2,443,583	3,360,800
Financial liabilities		(5,033,515)	(2,962,671)

	~~W~~	(2,589,932)	398,129

Variable rate instruments
Financial liabilities	~~W~~	(3,525,262)	(2,640,447)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2018 and 2017 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2018
Variable rate instruments(*)	~~W~~	(25,558)	25,558	(25,558)	25,558
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

(iii)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(iii)	Credit risk, Continued

In relation to the impairment of financial assets, the Group recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2018 and 2017 are as follows:

i)	As of December 31, 2018

(In millions of won)
	December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022
Deposits in banks		78,411
Trade accounts and notes receivable		2,829,163
Non-trade receivable		159,238
Accrued income		10,075
Deposits		91,123
Short-term loans		16,116
Long-term loans		55,048
Long-term non-trade receivable		11,448

	~~W~~	5,615,644

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327
Derivatives		13,059

	~~W~~	14,386

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161

	~~W~~	5,630,191

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

25.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)
	December 31, 2017
Cash and cash equivalents	~~W~~	2,602,560
Deposits in banks		758,089
Trade accounts and notes receivable		4,325,120
Non-trade receivable		150,554
Accrued income		14,273
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		30,378
Short-term loans		16,766
Long-term loans		32,408
Long-term non-trade receivable		8,738
Derivatives		842

	~~W~~	7,941,442

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank borrowings	~~W~~	268,093	268,190	268,190	—	—	—	—
Unsecured bank borrowings		5,958,427	6,588,502	565,832	356,688	973,297	4,169,682	523,003
Unsecured bond issues		2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177
Trade accounts and notes payable		3,087,461	3,087,461	3,087,461	—	—	—	—
Other accounts payable		3,566,629	3,566,629	3,565,599	1,030	—	—	—
Long-term other accounts payable		3,103	3,103	—	—	2,077	1,026	—
Security deposits		10,955	10,955	—	165	10,790	—	—
Derivative financial liabilities
Derivatives	~~W~~	25,758	(35,140)	(6,742)	(6,728)	(12,517)	(9,153)	—

	~~W~~	15,252,683	16,027,253	7,772,078	679,555	1,430,637	5,481,803	663,180

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	18,289,464	14,178,177
Total equity		14,886,246	14,981,510
Cash and deposits in banks (*1)		2,443,422	3,360,638
Borrowings (including bonds)		8,558,777	5,603,118
Total liabilities to equity ratio		123%	95%
Net borrowings to equity ratio (*2)		41%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2018 and 2017 are as follows:

i)	As of December 31, 2018

(In millions of won)
	December 31, 2018
	Carrying amounts		Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022		(*)
Deposits in banks		78,411		(*)
Trade accounts and notes receivable		2,829,163		(*)
Non-trade receivable		159,238		(*)
Accrued income		10,075		(*)
Deposits		91,123		(*)
Short-term loans		16,116		(*)
Long-term loans		55,048		(*)
Long-term non-trade receivable		11,448		(*)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	13,681	13,681
Convertible bonds		1,327	1,327
Derivatives		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	25,758
Financial liabilities carried at amortized cost
Secured bank borrowings	~~W~~	268,093	268,093
Unsecured bank borrowings		5,958,427	6,013,903
Unsecured bond issues		2,332,257	2,384,987
Trade accounts and notes payable		3,087,461		(*)
Other accounts payable		3,566,629		(*)
Long-term other accounts payable		3,103		(*)
Security deposits		10,955		(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

ii)	As of December 31, 2017

(In millions of won)
	December 31, 2017
	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560	(	*)
Deposits in banks		758,089	(	*)
Trade accounts and notes receivable		4,325,120	(	*)
Non-trade receivable		150,554	(	*)
Accrued income		14,273	(	*)
Deposits		30,378	(	*)
Short-term loans		16,766	(	*)
Long-term loans		32,408	(	*)
Long-term non-trade receivable		8,738	(	*)
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	642,172	642,172
Unsecured bank borrowings		2,950,184	2,955,399
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,875,090	(	*)
Other accounts payable		3,169,937	3,170,147
Long-term other accounts payable		2	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instrument	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2017
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	268,093	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	6,013,903	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2018	December 31, 2017
Borrowings, bonds and others	2.09~3.37%	1.57~2.92%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2018 are as follows:

(In millions of won)
	January 1, 2018			Non-cash transactions
			Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	December 31, 2018
Short-term borrowings	~~W~~	—	(720)	—	720	—	—
Current portion of long-term borrowings and bonds		1,452,926	(1,859,098)	1,904,888	54,659	532	1,553,907
Long-term borrowings		2,644,189	3,882,958	(1,345,520)	50,644	—	5,232,271
Bonds		1,506,003	828,169	(559,368)	(4,172)	1,967	1,772,599

	~~W~~	5,603,118	2,851,309	—	101,851	2,499	8,558,777

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2018 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2018 and 2017 are as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16 (*)		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673
LG Electronics do Brasil Ltda.		192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,556

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd. (*)		15,812	—	—	—	—	21
Narenanotech Corporation (*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Associates
INVENIA Co., Ltd.		2,000	2,375	30,179	18,662
AVATEC Co., Ltd.		—	—	4,382	2,949
Paju Electric Glass Co., Ltd.		—	—	60,566	60,141
WooRee E&L Co., Ltd.			—	30,179	61
YAS Co., Ltd.		—	375	4,382	6,474

	~~W~~	2,000	2,750	101,279	88,287

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	247,679	550,335	430,677	257,071
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics do Brasil Ltda.	~~W~~	15,608	19,091	62	10
LG Electronics RUS, LLC		22,570	25,102	90	80
LG Innotek Co., Ltd.		2,885	407	47,382	62,675
Qingdao LG Inspur Digital Communication Co., Ltd.		3,530	13,061	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		13,172	55,278	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	15,305	29,440	—	—
LG Electronics Mlawa Sp. z o.o.		70,236	136,874	33	25
LG Electronics Nanjing New Technology Co., Ltd.		43,463	46,373	139	699
LG Electronics Reynosa, S.A. DE C.V.		69,189	137,413	134	82
LG Electronics Vietnam Haiphong Co., Ltd.		25,544	36,017	—	3,917
LG Hitachi Water Solutions Co., Ltd.		9,100	—	50,425	154,864
Hientech (Tianjin) Co., Ltd.		—	—	16,345	5,600
Hientech Co., Ltd.		—	—	16,816	6,679
LG Electronics India Pvt. Ltd.		9,047		29
LG Electronics Egypt S.A.E.		10,296		—
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—		17,654
Others		5,263	10,648	1,246	1,715

	~~W~~	315,208	509,704	150,355	236,346

	~~W~~	564,887	1,062,789	682,311	581,704

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)

	Loans(*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.		2,375	—	375	2,000
YAS Co., Ltd.		375	—	375	—

	~~W~~	2,750	—	750	2,000

(*1)	Loans are presented based on nominal amounts.

(In millions of won)

	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2018 and 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)		715,835	578,153	83,011	146,836
LG Uplus Corp.		21	1,745	—	178
LG Chem Ltd. and its subsidiaries		1,648	1,233,945	173	184,357
Serveone and its subsidiaries		401	1,928,820	21,307	510,132
Silicon Works Co., Ltd.		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	278,330	1	95,703
LG Hausys Ltd		1,111	4	—	3
LG Household & Health Care and its subsidiaries		1	118	—	—
LG Holdings Japan Co., Ltd.		—	1,836	2,037	—
G2R Inc. and its subsidiaries		—	60,978	—	19,773
Robostar Co., Ltd.		—	3,616	—	2,723

	~~W~~	719,017	4,864,806	121,255	1,100,840

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(*)

For transactions which LG International and its subsidiaries act as an agent of the Group and receive commission revenue from the Group, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for the year ended December 31, 2018 amount to W770,277 million and gross purchase and others for the year ended December 31, 2018 amount to W1,140,207 million.

(In millions of won)

	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	734,555	1,906,476	112,200	230,179
LG Household & Health Care and its subsidiaries		—	132	—	3
LG Uplus Corp.		152	1,859	—	1,505
LG Chem Ltd. and its subsidiaries		16,915	1,336,867	8,684	246,491
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		10	—	—	—
Lusem Co., Ltd.(*)		13	694	1	53
Serveone and its subsidiaries		677	1,869,660	21,567	645,847
Silicon Works Co., Ltd.		—	624,127	—	120,031
LG Corp.		—	60,756	4,700	1,523
LG Management Development Institute		—	10,233	3,480	699
LG CNS Co., Ltd. and its subsidiaries		323	282,506	4	115,899
LG Hausys Ltd		1,673	391	—	374
LG Holdings Japan Co., Ltd.		—	1,859	1,908	—
G2R Inc. and its subsidiaries		—	97,006	—	14,785

		754,318	6,192,566	152,544	1,377,389

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)

	2018		2017
Short-term benefits	~~W~~	2,622	3,724
Expenses related to the defined benefit plan		794	488

	~~W~~	3,416	4,212

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)

	2018		2017
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	516,734	632,355

30.	Non-current Assets Held for Sale

The Group plans to dispose a part of tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. The Group expects to complete the sale within the first half of 2019.

(1)	impairment loss of disposal group

Fair value less costs to sell of disposal group is expected to exceed the carrying amount and no impairment loss is recognized to the non-current assets held for sale.

(2)	assets of disposal group

Non-current assets as held for sale at the reporting date is as follows:

(In millions of won)

December 31, 2018
Property, plant and equipment	~~W~~	70,161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 28, 2019	By: /s/ Heeyeon Kim
(Signature)

Name: Heeyeon Kim
Title: Head of IR / Vice President